SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cheniere Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

16411Q101

(CUSIP Number)

John G. Finley The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411Q101	13D	Page 2 of 44

1	NAMES OF REPORTING PERSONS Blackstone CQP Common Holdco L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 3 of 44

1	NAMES OF REPORTING PERSONS Blackstone CQP Common Holdco GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 4 of 44

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 870,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 870,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 5 of 44

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 870,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 870,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 6 of 44

1	NAMES OF REPORTING PERSONS Blackstone EMA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 870,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 870,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 7 of 44

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 870,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 870,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 8 of 44

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 9 of 44

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 10 of 44

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 870,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 11 of 44

1	NAMES OF REPORTING PERSONS GSO Coastline Credit Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,057
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,057
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 12 of 44

1	NAMES OF REPORTING PERSONS GSO Credit-A Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 963,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 13 of 44

1	NAMES OF REPORTING PERSONS GSO Palmetto Opportunistic Investment Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 963,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 14 of 44

1	NAMES OF REPORTING PERSONS GSO Special Situations Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,696
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 95,696
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,696
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 15 of 44

1	NAMES OF REPORTING PERSONS GSO Special Situations Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,943
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,943
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,943
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 16 of 44

1	NAMES OF REPORTING PERSONS GSO Special Situations Overseas Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS CO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,681
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411Q101	13D	Page 17 of 44

1	NAMES OF REPORTING PERSONS GSO Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 345,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 345,377
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 18 of 44

1	NAMES OF REPORTING PERSONS GSO Advisor Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 345,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 345,377
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 19 of 44

1	NAMES OF REPORTING PERSONS GSO Palmetto Opportunistic Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 963,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 20 of 44

1	NAMES OF REPORTING PERSONS GSO Credit-A Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 963,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 21 of 44

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,927,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,927,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,927,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 22 of 44

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 345,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 345,377
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 23 of 44

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,927,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,927,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,927,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 24 of 44

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,273,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411Q101	13D	Page 25 of 44

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,143,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,143,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,143,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411Q101	13D	Page 26 of 44

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,143,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,143,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,143,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 27 of 44

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,143,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,143,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,143,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16411Q101	13D	Page 28 of 44

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,273,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,273,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16411Q101	13D	Page 29 of 44

1	NAMES OF REPORTING PERSONS J. Albert Smith III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,273,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,273,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16411Q101	13D	Page 30 of 44

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 700 Milam Street, Suite 1900, Houston, Texas 77002

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Blackstone CQP Common Holdco L.P., which is a Delaware limited partnership (the “Blackstone Fund”);

(ii)	Blackstone CQP Common Holdco GP LLC, which is a Delaware limited liability company; Blackstone Energy Management Associates L.L.C., which is a Delaware limited liability company; Blackstone EMA L.L.C., which is a Delaware limited liability company; Blackstone Management Associates VI L.L.C., which is a Delaware limited liability company; BMA VI L.L.C., which is a Delaware limited liability company; Blackstone Holdings III L.P., which is a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., which is a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company (collectively, with the Blackstone Fund, the “Blackstone Entities”);

(iii)	GSO Coastline Credit Partners LP, which is a Delaware limited partnership; GSO Credit-A Partners LP, which is a Delaware limited partnership; GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership; GSO Special Situations Fund LP, which is a Delaware limited partnership; GSO Special Situations Master Fund LP, which is a which is a Cayman Islands limited partnership; GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares (collectively, the “GSO Funds”);

(iv)	Blackstone Holdings I L.P., which is a Delaware limited partnership; Blackstone Holdings II L.P., which is a Delaware limited partnership, and Blackstone Holdings I/II GP Inc., which is a Delaware corporation (collectively, the “Blackstone Holdings Entities”);

(v)	GSO Capital Partners LP, which is a Delaware limited partnership; GSO Advisor Holdings LLC, which is a Delaware limited liability company; GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company; GSO Credit-A Associates LLC, which is a Delaware limited liability company; and GSO Holdings I L.L.C., which is a Delaware limited liability company; (collectively, with the GSO Funds and the Blackstone Holdings Entities, the “GSO Entities”);

CUSIP No. 16411Q101	13D	Page 31 of 44

(vi)	The Blackstone Group L.P., which is a Delaware limited partnership; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities”);

(vii)	Stephen A. Schwarzman, who is a United States citizen.

(viii)	Bennett J. Goodman and J. Albert Smith III, each of whom is a United States citizen (collectively, the “GSO Executives”).

The principal business address of each of the Blackstone Entities, the Blackstone Holdings Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities, other than the Blackstone Holdings Entities, and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154.

The principal business of the Blackstone Fund is investing in securities of the Issuer. The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Capital Partners LP is to serve as the investment manager of affiliated funds.

The principal business of each of the GSO Entities, other than the GSO Funds and GSO Capital Partners LP, the Blackstone Entities, other than the Blackstone Fund, and the Blackstone Topco Entities is directing the operations of, and serving as the respective general partner, managing member (or similar position) and/or equity holder of, certain GSO or Blackstone affiliated entity or entities, as applicable.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of the GSO Executives is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 16411Q101	13D	Page 32 of 44

Item 3.	Source and Amount of Funds or Other Consideration.

From September 28 through October 1, 2015, the Blackstone Fund purchased 870,000 Common Units for an aggregate purchase price of $22,554,631.07 in a series of open market transactions. The Blackstone Fund’s payment of the aggregate purchase price described above was funded by capital contributions by the Blackstone Fund’s members.

The GSO Funds purchased 1,927,710 Common Units at a price of $20.75 per Common Unit pursuant to a common unit purchase agreement dated February 24, 2013 (the “GSO Unit Purchase Agreement”) by and among the GSO Funds and the other purchasers named therein. The GSO Entities subsequently purchased 345,377 Common Units in a series of open market purchases. The GSO Funds’ payment of the aggregate purchase price described above was funded by cash on hand.

Item 4.	Purpose of Transaction.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other unitholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing unitholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

John-Paul Munfa and Sean T. Klimezak are employees of The Blackstone Group L.P. or one of its affiliates and serve on the board of directors of Cheniere Energy Partners GP, LLC (“Cheniere GP”), the general partner of the Issuer. In such capacity, each of them may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Blackstone Class B Unit Purchase Agreement

The Blackstone Entities and the Blackstone Topco Entities are the beneficial owners of 100,000,000 Class B units held directly by Blackstone CQP Holdco LP (“CQP Holdco”), which were purchased on May 14, 2012 for $1.5 billion pursuant to a unit purchase agreement (the “Blackstone Unit Purchase Agreement”) entered into between the Issuer, Cheniere Energy, Inc. (“Cheniere Inc.”) and CQP Holdco. The Class B units are not entitled to cash distributions except in the event of the

CUSIP No. 16411Q101	13D	Page 33 of 44

liquidation or a merger, consolidation or other combination of the Issuer with another person or the sale of all or substantially all of the Issuer’s assets. The holders of Class B Units have the right to participate in any votes submitted to the holders of common units, on an as-converted basis, except where class votes are required. The holders of Class B units have preemptive rights for all issuances of the Issuer’s equity securities.

The Class B units are subject to conversion, mandatorily or at the option of the holders of the Class B units under specified circumstances, into a number of common units based on the then-applicable conversion value of the Class B units. On a quarterly basis beginning on the initial purchase date of the Class B units, and ending on the conversion date of the Class B units, the conversion value of the Class B units increases at a compounded rate of 3.5% per quarter, subject to an additional upward adjustment for certain equity and debt financings. The holders of Class B units have a preference over the holders of the subordinated units in the event of a liquidation (or merger, combination or sale of substantially all of the Issuer’s assets).

The Class B units will mandatorily convert into common units on the first business day following the record date with respect to the Issuer’s first distribution (the “Mandatory Conversion Date”) after the substantial completion date of the third train of the Issuer’s liquefaction project. The Issuer has disclosed that it currently expects the substantial completion date of the third train to occur before April 30, 2017. If the Class B units are not mandatorily converted by July 2019, the holders of the Class B units have the option to convert the Class B units into common units at that time. At the option of the holders of Class B Units, all or a portion of the Class B Units may be converted: (i) at any time subsequent to the date that is 83 months after the issuance of the notice to proceed under the existing engineering, procurement and construction (“EPC”) contract for the first two trains of the liquefaction facilities, (ii) prior to the record date for a quarter in which the Partnership has generated sufficient available cash from operating surplus to distribute $0.425 (the “IQD”) on all outstanding Common Units (on an as-converted basis), (iii) at any time following thirty (30) days prior to the mandatory conversion date or (iv) at any time following (30) days prior to a liquidation or a merger, consolidation or other combination of the Issuer with another person or the sale of all or substantially all of the Issuer’s assets.

The Blackstone Unit Purchase Agreement was amended on August 9, 2012, pursuant to a letter agreement (the “Letter Agreement”) by and among the parties to the Blackstone Unit Purchase Agreement. Pursuant to the Letter Agreement, the parties agreed, among other things, to waive the purchase of the Creole Trail Pipeline as a condition precedent to the initial funding under the Blackstone Unit Purchase Agreement.

Investors’ and Registration Rights Agreement

Concurrent with the execution of the Blackstone Unit Purchase Agreement, the parties to the Blackstone Unit Purchase Agreement entered into an Investors’ and Registration Rights Agreement (the “Investors’ Agreement”), pursuant to which, the Issuer agreed to register for resale on a shelf registration statement the Common Units held by CQP Holdco, any co-investors and any affiliates of Cheniere Inc. and received upon conversion of the Class B Units. The Investors’ Agreement also prohibits CQP Holdco and its affiliates from directly or indirectly acquiring any equity or debt interests in the Issuer without the prior consent of the Issuer. The Issuer consented to the acquisition of Common Units described herein.

CUSIP No. 16411Q101	13D	Page 34 of 44

Third Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners GP, LLC, dated as of August 9, 2012

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Cheniere GP, the general partner of the Issuer, until the Blackstone Entities, the Blackstone Topco Entities and their affiliates own less than (a) 20% of the outstanding common units, subordinated units and Class B units, and (b) 50,000,000 Class B units, the board of directors of Cheniere GP (the “GP Board”), shall consist of eleven members. An affiliate of Cheniere Inc. has the right to appoint four directors to the board; an affiliate of the Blackstone Entities has the right to appoint three directors to the board; and there will be four independent directors on the board. Certain actions to be taken by Issuer or its subsidiaries must be approved by an Executive Committee of the GP Board (the “Executive Committee”), including certain equity issuances, the incurrence of certain debt, entering into an EPC contract for trains 3 or 4 unless certain parameters are satisfied, approving certain change orders to EPC contracts, acquiring or disposing of material assets or pursuing certain other capital projects, issuing a notice to proceed on train 3 or 4 before consummating financing for the completion thereof and amending service agreements with Cheniere or other material agreements. The Executive Committee is comprised of three directors appointed by an affiliate of the Blackstone Entities, one independent director and one Cheniere appointed director.

The foregoing descriptions of the Blackstone Unit Purchase Agreement, the Letter Agreement, the Investors’ Agreement, and the Third Amended and Restated Limited Liability Company Agreement of Cheniere GP do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Calculations of the percentage of Common Units beneficially owned assumes that there are a total of 57,095,348 Common Units outstanding as of July 21, 2015, as reported in the Issuer’s Form 10-Q/A filed on August 7, 2015.

CUSIP No. 16411Q101	13D	Page 35 of 44

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Blackstone Fund is the record holder of 870,000 Common Units. GSO Coastline Credit Partners LP, GSO Credit-A Partners LP and GSO Palmetto Opportunistic Investment Partners LP are the record holders of 53,057, 963,855 and 963,855 Common Units. GSO Special Situations Fund LP, GSO Special Situations Master Fund LP and GSO Special Situations Overseas Master Fund Ltd. are the record holders of 95,696, 96,943 and 99,681 Common Units, respectively.

Blackstone CQP Common Holdco GP LLC is the general partner of the Blackstone Fund. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of Blackstone CQP Common Holdco GP LLC. Blackstone EMA L.L.C is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

Blackstone Holdings III L.P. is the managing member of both BMA VI L.L.C. and Blackstone EMA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C is the general partner of Blackstone Holdings III GP L.P.

GSO Capital Partners LP is the investment manager of each of GSO Coastline Credit Partners LP, GSO Special Situations Fund LP, GSO Special Situations Master Fund LP and GSO Special Situations Overseas Master Fund Ltd. GSO Advisor Holdings L.L.C. is a special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P.

The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. and the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C.

CUSIP No. 16411Q101	13D	Page 36 of 44

Each of the Blackstone Entities and may be deemed to beneficially own the Common Units held of record by the Blackstone Fund. Each of the GSO Entities and the GSO Executives may be deemed to beneficially own the Common Units held of record by the GSO Funds. Each of the Blackstone Topco Entities and Mr. Schwarzman may be deemed to beneficially own the Common Units held of record by each of the Blackstone Fund and the GSO Funds. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the entities identified as directly holding Common Units) is the beneficial owner of Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) From September 28, 2015 through October 1, 2015, the Blackstone Fund purchased 870,000 Common Units in open market transactions on the New York Stock Exchange at prices ranging from $24.68 to $27.00 per Common Unit. Details by date, listing the number of Common Units disposed of and the weighted average price per Common Unit are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of Common Units sold at each separate price for this transaction.

Date	Common Units Acquired	Weighted Average Price per Common Unit
September 28, 2015	78,952	$24.9697
September 29, 2015	295,092	$25.5516
September 30, 2015	195,956	$26.0750
October 1, 2015	300,000	$26.4453

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Common Units of the Issuer during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Blackstone Unit Purchase Agreement, the Letter Agreement, the Investors’ Agreement, and the Third Amended and Restated Limited Liability Company Agreement of Cheniere GP and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

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Pursuant to a Note Purchase Agreement, dated March 18, 2014, entered into between CQP Holdco and certain note purchasers named therein (the “Note Purchasers”), CQP Holdco issued $870,000,000 of 2.324% Quarterly Senior Secured Notes due 2019 (the “Notes”) to the Note Purchasers. The Notes are governed by an Indenture, dated March 19, 2014 (as amended, the “Indenture”), entered into between CQP Holdco and Wilmington Trust, National Association, as trustee and collateral agent (in such capacity, the “Collateral Agent”) on behalf of the Note Purchasers. As security for the repayment in full of the Notes, CQP Holdco pledged its interest in the Class B Units to the Collateral Agent. CQP Holdco has issued two additional series of Notes under the Indenture as follows: (i) an additional $300,000,000 on July 2, 2014 (pursuant to a Note Purchase Agreement dated June 25, 2014 and a First Supplemental Indenture dated July 2, 2014); and (ii) an additional $95,000,000 on October 6, 2014 (pursuant to a Note Purchase Agreement dated September 26, 2014 and a Second Supplemental Indenture dated October 6, 2014). In connection with the Second Supplemental Indenture, the Pledge Agreement was also amended and restated pursuant to that certain Amended and Restated Pledge Agreement, dated October 6, 2014, between CQP Holdco and the Collateral Agent. All three series of Notes remain outstanding, are secured by the Amended and Restated Pledge Agreement and have a maturity date of March 19, 2019.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement

2	Power of Attorney – Bennett J. Goodman.

3	Power of Attorney – J. Albert Smith III.

4	Unit Purchase Agreement, dated May 14, 2012, by and among Cheniere Energy Partners, L.P., Cheniere Energy, Inc. and Blackstone CQP Holdco LP (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on May 15, 2012)

5	Investors’ and Registration Rights Agreement, dated as of July 31, 2012, by and among Cheniere Energy, Inc., Cheniere Energy Partners, L.P., Cheniere Energy Partners GP, LLC, Blackstone CQP Holdco LP and the other investors party thereto from time to time (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on 8-K (SEC File No. 001-33366), filed on August 6, 2012)

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6	Letter Agreement, dated as of August 9, 2012, among Cheniere Energy, Inc., Cheniere Energy Partners, L.P. and Blackstone CQP Holdco LP (Incorporated by reference to Exhibit 10.1 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on August 9, 2012)

7	Third Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners GP, LLC, dated as of August 9, 2012 (Incorporated by reference to Exhibit 3.2 to Cheniere Energy Partners, L.P.’s Current Report on Form 8-K (SEC File No. 001-33366), filed on August 9, 2012)

CUSIP No. 16411Q101	13D	Page 39 of 44

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2015

Blackstone CQP Common Holdco LP
By:	Blackstone CQP Common Holdco GP LLC
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone CQP Common Holdco GP LLC
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Energy Management Associates L.L.C.
By:	Blackstone EMA L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Management Associates VI L.L.C.
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 40 of 44

Blackstone EMA L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III GP Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 41 of 44

GSO Coastline Credit Partners LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Investment Partners LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Master Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 16411Q101	13D	Page 42 of 44

GSO Special Situations Overseas Master Fund Ltd.
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 16411Q101	13D	Page 43 of 44

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings II L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 16411Q101	13D	Page 44 of 44

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact